Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES

UNAUDITED FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2026

SINGAPORE, May 28, 2026 — Noah Holdings Limited ("Noah" or the "Company") (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for global Chinese high-net-worth investors, today announced its unaudited financial results for the first quarter of 2026.

FIRST QUARTER 2026 FINANCIAL HIGHLIGHTS

•	Net revenues for the first quarter of 2026 were RMB625.8 million (US$90.7 million), a 1.8% increase from the corresponding period in 2025, primarily due to an increase in performance-based income from domestic private secondary products, partially offset by a decrease in one-time commissions from insurance products, and a 14.7% decrease quarter-on-quarter, primarily due to a decrease in performance-based income from overseas private equity products as compared with the fourth quarter of 2025.

•	Income from operations for the first quarter of 2026 was RMB236.4 million (US$34.3 million), a 27.1% increase from the corresponding period in 2025, primarily due to disciplined cost control on employee compensation.

•	Net income attributable to Noah shareholders for the first quarter of 2026 was RMB124.7 million (US$18.1 million), a 16.3% decrease from the corresponding period in 2025, primarily due to a higher loss from equity in affiliates, partially offset by lower operating costs and expenses.

•	Non-GAAP[1] net income attributable to Noah shareholders for the first quarter of 2026 was RMB133.9 million (US$19.4 million), a 20.7% decrease from the corresponding period in 2025.

FIRST QUARTER 2026 OPERATIONAL UPDATES

The Company reports its operational performance across six business segments — three domestic and three overseas — plus headquarters. The following updates provide segment-specific operating metrics and developments during the first quarter of 2026.

Group-wide Operating Metrics

•	Total number of registered clients as of March 31, 2026 was 468,983, a 1.3% increase from March 31, 2025, and a 0.2% increase from December 31, 2025.

•	Total number of active clients[2] for the first quarter of 2026 was 10,742, a 21.8% increase from the first quarter of 2025 and a 4.7% increase from the fourth quarter of 2025.

•	Aggregate value of investment products distributed during the first quarter of 2026 was RMB23.3 billion (US$3.4 billion), compared with RMB16.1 billion in the first quarter of 2025 and RMB17.0 billion in the fourth quarter of 2025, mainly due to increases of distributing domestic public securities.

•	Total assets under management as of March 31, 2026 were RMB140.2 billion (US$20.3 billion), compared with RMB149.3 billion as of March 31, 2025 and RMB141.7 billion as of December 31, 2025, mainly due to continuous allocation of domestic private equity products.

Distribution of Investment Products

•	The aggregate value of investment products distributed, categorized by product type, is as follows:

	Three months ended March 31,
	2025		2026
	(RMB in billions, except percentages)
Mutual fund products	7.6	47.2%	12.9	55.3%
Private secondary products	6.1	37.9%	8.4	36.1%
Private equity products	1.5	9.3%	1.2	5.2%
Other products[3]	0.9	5.6%	0.8	3.4%
All products	16.1	100.0%	23.3	100.0%

1 Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation net of relevant tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

2 “Active clients” for a given period refers to registered investors who purchase investment products distributed or receive services provided by us during that given period.

3 “Other products” refers to other investment products, which includes insurance products, multi-strategies products and others.

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•	The aggregate value of investment products distributed, categorized by geography, is as follows：

Type of products in mainland	Three months ended March 31,
China	2025		2026
	(RMB in billions, except percentages)
Mutual fund products	4.3	53.7%	9.9	64.7%
Private secondary products	3.3	41.3%	5.4	35.3%
Other products	0.4	5.0%	-	-
All products in mainland China	8.0	100.0%	15.3	100.0%

	Three months ended March 31,
Type of overseas products	2025		2026
	(RMB in billions, except percentages)
Mutual fund products	3.3	40.7%	3.0	37.5%
Private secondary products	2.8	34.6%	3.0	37.5%
Private equity products	1.5	18.5%	1.2	15.0%
Other products	0.5	6.2%	0.8	10.0%
All overseas products	8.1	100.0%	8.0	100.0%

Assets Under Management

•	Total assets under management, categorized by investment type, are as follows:

Investment type	As of December 31, 2025		Growth	Allocation/ Redemption[4]	As of March 31, 2026
	(RMB billions, except percentages)
Private equity	127.0	89.6%	0.4	1.4	126.0	89.8%
Public securities[5]	8.6	6.1%	0.8	1.0	8.4	6.0%
Real estate	4.1	2.9%	-	0.1	4.0	2.9%
Multi-strategies	2.0	1.4%	-	0.2	1.8	1.3%
All Investments	141.7	100.0%	1.2	2.7	140.2	100.0%

•	Total assets under management, categorized by geography, are as follows:

Mainland China Investment type	As of December 31, 2025		Growth	Allocation/ Redemption[5]	As of March 31, 2026
	(RMB billions, except percentages)
Private equity	93.6	94.3%	-	1.3	92.3	94.6%
Public securities	4.1	4.1%	0.2	0.5	3.8	3.9%
Real estate	0.2	0.2%	-	0.1	0.1	0.1%
Multi-strategies	1.4	1.4%	-	-	1.4	1.4%
All Investments	99.3	100.0%	0.2	1.9	97.6	100.0%

4 The asset allocation/redemption of overseas investment products includes the fluctuation result of foreign currencies exchange rate.

5 The asset allocation/redemption of public securities also includes market appreciation or depreciation.

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Overseas Investment type	As of December 31, 2025		Growth	Allocation/ Redemption[5]	As of March 31, 2026
	(RMB billions, except percentages)
Private equity	33.4	78.8%	0.4	0.1	33.7	79.1%
Public securities	4.5	10.6%	0.6	0.5	4.6	10.8%
Real estate	3.9	9.2%	-	-	3.9	9.2%
Multi-strategies	0.6	1.4%	-	0.2	0.4	0.9%
All Investments	42.4	100.0%	1.0	0.8	42.6	100.0%

Segment Operating Metrics

Domestic Business

Our domestic operations are organized into three reportable segments: Domestic public securities, Domestic asset management, and Domestic insurance. Each segment operates under a dedicated brand and serves a distinct client need in the mainland China market.

Domestic public securities

Domestic public securities, operating under the Noah Upright brand, is the business that distributes mutual funds and private secondary products in mainland China. This segment operates under an “online-first, offline-supported” business model, with the goal of facilitating global asset allocation through RMB-denominated products.

•	Transaction value of public securities products distributed in mainland China during the first quarter of 2026 was RMB9.9 billion (US$1.4 billion), a 130.2% increase from RMB4.3 billion in the first quarter of 2025 and a 67.8% increase from RMB5.9 billion in the fourth quarter of 2025.

•	Transaction value of RMB-denominated private secondary products distributed in mainland China during the first quarter of 2026 was RMB5.4 billion (US$0.8 billion), a 63.6% increase from RMB3.3 billion in the first quarter of 2025 and a 145.5% increase from RMB2.2 billion in the fourth quarter of 2025.

•	Number of active clients in this segment during the first quarter of 2026 was 7,877, a 36.1% increase from the first quarter of 2025.

•	Number of licensed relationship managers serving this segment was 201 as of March 31, 2026, compared with 198 as of March 31, 2025.

Domestic asset management

Domestic asset management, operating under the Gopher Asset Management brand, is the business that manages RMB-denominated private equity funds and private secondary products. Current focus areas include managing primary market exits on existing vintages and growing cross-border ETF products in the secondary market.

•	AUM of RMB-denominated private equity products as of March 31, 2026 was RMB92.3 billion (US$13.4 billion), compared with RMB97.3 billion as of March 31, 2025 and RMB93.6 billion as of December 31, 2025, mainly due to our continuous effort on exiting private equity products.

•	AUM of RMB-denominated public securities products as of March 31, 2026 was RMB3.8 billion (US$0.6 billion), compared with RMB5.3 billion as of March 31, 2025 and RMB4.1 billion as of December 31, 2025.

•	Net flow during the quarter: new AUM added was RMB0.2 billion (US$2.9 million) and AUM allocated/redeemed was RMB1.9 billion (US$0.3 billion) during the first quarter of 2026.

Domestic insurance

Domestic insurance, operating under the Glory brand, is the business that distributes insurance products in mainland China, consisting mainly of life and health insurance products. The business has been undergoing a strategic shift toward a commission-only broker model and comprehensive family succession planning services. The net revenues for the first quarter of 2026 were RMB1.4 million (US$0.2 million).

Overseas Business

Our overseas operations are organized into three reportable segments: Overseas wealth management, Overseas asset management, and Overseas insurance and comprehensive services. The Company operates booking centers in Hong Kong, Singapore and key U.S. markets including New York, Los Angeles and Silicon Valley.

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Overseas wealth management

Overseas wealth management, operating under the ARK Wealth Management brand, is the business that provides offline and online wealth management services to global Chinese high-net-worth investors outside mainland China. Currently we are dedicated to provide comprehensive services using our booking center in Hong Kong and Singapore.

•	Number of overseas registered clients as of March 31, 2026 was 20,373, an 11.9% increase from March 31, 2025 and a 1.9% increase from December 31, 2025.

•	Number of overseas active clients who transacted with us during the first quarter of 2026 was 3,219, a 4.9% decrease from the first quarter of 2025 and a 1.3% decrease from the fourth quarter of 2025, mainly due to decreased transactions of insurance products.

•	Transaction value of overseas investment products distributed during the first quarter of 2026 was RMB8.0 billion (US$1.2 billion), compared with RMB8.1 billion in the first quarter of 2025 and RMB8.8 billion in the fourth quarter of 2025.

•	Overseas AUA (assets under advisory, including distributed products) as of March 31, 2026 was RMB66.1 billion (US$9.6 billion), compared with RMB66.4 billion as of December 31, 2025 and RMB65.7 billion as of March 31, 2025.

•	Number of overseas relationship managers working under this segment was 89 as of March 31, 2026, compared with 96 as of March 31, 2025 and 94 as of December 31, 2025.

•	AI technology initiatives: In Singapore, we pioneered the "AI + Wealth Management" department, and have seen a 191.7% growth in AUA from December 31, 2025 to March 31, 2026.

Overseas asset management

Overseas asset management, operating under the Olive Asset Management brand, is the business that manages USD-denominated private equity funds and private secondary products, with a dedicated U.S. product center and partnerships with top-tier global managers across structured products and hedge funds. We are building our offices in Hong Kong, Singapore, Japan and key U.S. markets, including New York and Silicon Valley.

•	Actively managed overseas AUM as of March 31, 2026 was RMB42.6 billion (US$6.2 billion), compared with RMB42.4 billion as of December 31, 2025 and RMB42.7 billion as of March 31, 2025.

•	Number of relationship managers working under this segment was 43 as of March 31, 2026, compared with 35 as of March 31, 2025 and 46 as of December 31, 2025.

Overseas insurance and comprehensive services

Overseas insurance and comprehensive services, operating under the Glory Family Heritage brand, is the business that provides comprehensive overseas services such as insurance distribution, trust services and other family office-style services. With offices in Hong Kong, Singapore and Los Angeles, we provide global coverage to clients.

•	Number of active clients in this segment during the first quarter of 2026 was 79, compared with 159 during the first quarter of 2025 and 90 during the fourth quarter of 2025.

•	Number of clients receiving comprehensive services was 727 as of March 31, 2026, compared with 709 as of March 31, 2025.

Headquarters

Headquarters reflects revenue generated from corporate operations at the Company’s headquarters in Singapore and office in Shanghai, as well as administrative costs and expenses that are not directly allocated to the aforementioned six business segments, including investments in platform-wide technology, AI infrastructure and corporate functions.

Ms. Jingbo Wang, co-founder and chairlady of Noah, commented: “Entering 2026, Noah stands structurally different and is entering what we define as the 'growth verification phase'. Our performance in the first quarter reflects this momentum, with income from operations reaching RMB236.4 million, a 27.1% increase from the corresponding period in 2025. This growth was driven by disciplined cost controls and a robust recovery in our domestic public securities segment, which saw a 75.7% surge in operating income.

Our vision for 2026 and beyond is anchored in the institutional integration of AI and the continued expansion of our global platform. AI is no longer merely an auxiliary tool but a core part of our structural infrastructure. Strategically, we are moving beyond single-market reliance to a model of global multi-market synergy. Our global architecture—comprising ARK for client connectivity, Olive for global asset management, and Glory for family heritage services—is now firmly in place. In Singapore, we pioneered the "AI + Wealth Management" department, which has already delivered significant results. We have seen measurable improvements in client outreach, service responsiveness, and the professionalism of asset allocation, accompanied by a 191.7% growth in AUA from December 31, 2025 to March 31, 2026. This experience has strengthened our conviction that AI will become the vital infrastructure of the future wealth management industry.

With a solid balance sheet and a commitment to long-term value, we remain focused on sharing our success with shareholders. While the environment remains dynamic, the combination of our structural resilience, international breakthrough, and AI-driven evolution positions Noah to follow a more sustainable and prosperous path over time.”

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FIRST QUARTER 2026 FINANCIAL RESULTS

Net Revenues

Net revenues for the first quarter of 2026 were RMB625.8 million (US$90.7 million), a 1.8% increase from the corresponding period in 2025, primarily due to an increase in performance-based income from domestic private secondary products, partially offset by a decrease in one-time commissions from insurance products.

Net Revenues under the segmentation are as follows:

(RMB millions, except percentages)	Q1 2025	Q1 2026	YoY Change
Domestic public securities	127.5	207.8	63.1%
Domestic asset management	167.0	174.5	4.5%
Domestic insurance	6.4	1.4	(78.9)%
Overseas wealth management	162.0	104.0	(35.8)%
Overseas asset management	112.0	91.7	(18.1)%
Overseas insurance and comprehensive services	30.2	37.6	24.4%
Headquarters	9.5	8.8	(7.8)%
Total net revenues	614.6	625.8	1.8%

•	Net revenues for domestic public securities for the first quarter of 2026 were RMB207.8 million (US$30.1 million), a 63.1% increase from the corresponding period in 2025, primarily due to an increase in performance-based income generated from the distribution of domestic private secondary products.

•	Net revenues for domestic asset management for the first quarter of 2026 were RMB174.5 million (US$25.3 million), a 4.5% increase from the corresponding period in 2025, primarily due to an increase in performance-based income generated from domestic asset management products, partially offset by a decrease in recurring service fees from private equity products.

•	Net revenues for domestic insurance for the first quarter of 2026 were RMB1.4 million (US$0.2 million), a 78.9% decrease from the corresponding period in 2025, mainly due to a decrease in distribution of insurance products.

•	Net revenues for overseas wealth management for the first quarter of 2026 were RMB104.0 million (US$15.1 million), a 35.8% decrease from the corresponding period in 2025, mainly due to a decrease in one-time commissions from the distribution of overseas products.

•	Net revenues for overseas asset management for the first quarter of 2026 were RMB91.7 million (US$13.3 million), an 18.1% decrease from the corresponding period in 2025, primarily due to a decrease in performance-based income from overseas private equity products as compared with the corresponding period in 2025.

•	Net revenues for overseas insurance and comprehensive services for the first quarter of 2026 were RMB37.6 million (US$5.4 million), a 24.4% increase from the corresponding period in 2025, primarily due to an increase in other service fees.

•	Net revenues for Headquarters for the first quarter of 2026 were RMB8.8 million (US$1.3 million), a 7.8% decrease from RMB9.5 million for the corresponding period in 2025.

Operating Costs and Expenses

•	Operating costs and expenses for the first quarter of 2026 were RMB389.3 million (US$56.4 million), a 9.2% decrease from the corresponding period in 2025. Operating costs and expenses for the first quarter of 2026 primarily consisted of (i) compensation and benefits of RMB266.7 million (US$38.7 million); (ii) selling expenses of RMB36.2 million (US$5.2 million); (iii) general and administrative expenses of RMB66.8 million (US$9.7 million); (iv) provision for credit losses of RMB3.2 million (US$0.5 million); and (v) other operating expenses of RMB16.6 million (US$2.4 million).

•	Operating costs and expenses for domestic public securities for the first quarter of 2026 were RMB40.9 million (US$5.9 million), a 26.0% increase from the corresponding period in 2025, mainly due to an increase in compensation and benefits in line with revenue growth.

•	Operating costs and expenses for domestic asset management for the first quarter of 2026 were RMB23.1 million (US$3.4 million), a 25.6% decrease from the corresponding period in 2025, mainly attributable to our continuous decreases of headcounts within this segment.

•	Operating costs and expenses for domestic insurance for the first quarter of 2026 were RMB5.0 million (US$0.7 million), a 77.6% decrease from the corresponding period in 2025. The change was consistent with the decline in revenue from domestic insurance business.

•	Operating costs and expenses for overseas wealth management for the first quarter of 2026 were RMB78.6 million (US$11.4 million), a 24.4% decrease from the corresponding period in 2025, primarily due to a decrease in relationship manager compensation in line with the revenue decline.

•	Operating costs and expenses for overseas asset management for the first quarter of 2026 were RMB32.6 million (US$4.7 million), a 49.3% increase from the corresponding period in 2025, primarily due to higher compensation and benefits associated with overseas asset management business expansion.

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•	Operating costs and expenses for overseas insurance and comprehensive services for the first quarter of 2026 were RMB32.6 million (US$4.7 million), an 18.9% increase from the corresponding period in 2025, primarily due to an increase in costs related to commission-only brokers and provision for credit losses.

•	Operating costs and expenses for headquarters for the first quarter of 2026 were RMB176.5 million (US$25.6 million), a 6.9% decrease from the corresponding period in 2025, primarily due to disciplined cost control on employee compensation.

Income(loss) from operations

Income(loss) from operations under the segmentation is as follows:

(RMB millions, except percentages)	Q1 2025	Q1 2026	YoY Change
Domestic public securities	95.0	166.9	75.7%
Domestic asset management	135.9	151.4	11.4%
Domestic insurance	(15.7)	(3.6)	(77.1)%
Overseas wealth management	58.1	25.4	(56.2)%
Overseas asset management	90.1	59.1	(34.5)%
Overseas insurance and comprehensive services	2.7	4.9	79.7%
Headquarters	(180.1)	(167.7)	(6.9)%
Total income from operations	186.0	236.4	27.1%

•	Income from operations for domestic public securities for the first quarter of 2026 was RMB166.9 million (US$24.2 million), a 75.7% increase from the corresponding period in 2025.

•	Income from operations for domestic asset management for the first quarter of 2026 was RMB151.4 million (US$21.9 million), an 11.4% increase from the corresponding period in 2025.

•	Loss from operations for domestic insurance for the first quarter of 2026 was RMB3.6 million (US$0.5 million), a 77.1% decrease from the corresponding period in 2025, reflecting a narrower loss.

•	Income from operations for overseas wealth management for the first quarter of 2026 was RMB25.4 million (US$3.7 million), a 56.2% decrease from the corresponding period in 2025.

•	Income from operations for overseas asset management for the first quarter of 2026 was RMB59.1 million (US$8.6 million), a 34.5% decrease from the corresponding period in 2025.

•	Income from operations for overseas insurance and comprehensive services for the first quarter of 2026 was RMB4.9 million (US$0.7 million), a 79.7% increase from the corresponding period in 2025.

•	Loss from operations for headquarters for the first quarter of 2026 was RMB167.7 million (US$24.3 million), a 6.9% decrease from the corresponding period in 2025, reflecting disciplined cost control on employee compensation.

Operating Margin

Operating margin for the first quarter of 2026 was 37.8%, compared with 30.3% for the corresponding period in 2025.

Interest Income

Interest income for the first quarter of 2026 was RMB32.0 million (US$4.6 million), a 2.3% decrease from the corresponding period in 2025.

Investment (Loss) Income

Investment loss for the first quarter of 2026 was RMB2.0 million (US$0.3 million), compared with income of RMB6.3 million in the corresponding period in 2025, primarily due to unrealized losses resulting from fair value changes in certain equity securities.

Income Tax Expense

Income tax expense for the first quarter of 2026 was RMB66.7 million (US$9.7 million), a 10.0% increase from the corresponding period in 2025.

Net Income

•	Net income for the first quarter of 2026 was RMB123.2 million (US$17.9 million), a 17.8% decrease from the corresponding period in 2025.

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•	Net margin for the first quarter of 2026 was 19.7%, compared with 24.4% for the corresponding period in 2025.

•	Net income attributable to Noah shareholders for the first quarter of 2026 was RMB124.7 million (US$18.1 million), a 16.3% decrease from the corresponding period in 2025.

•	Net margin attributable to Noah shareholders for the first quarter of 2026 was 19.9%, compared with 24.2% for the corresponding period in 2025.

•	Net income attributable to Noah shareholders per basic and diluted ADS for the first quarter of 2026 was RMB1.81 (US$0.26) and RMB1.79 (US$0.26), respectively, compared with RMB2.13 and RMB2.11, respectively, for the corresponding period in 2025.

Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the first quarter of 2026 was RMB133.9 million (US$19.4 million), a 20.7% decrease from the corresponding period in 2025.

•	Non-GAAP net margin attributable to Noah shareholders for the first quarter of 2026 was 21.4%, compared with 27.5% for the corresponding period in 2025.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the first quarter of 2026 was RMB1.92 (US$0.28), compared with RMB2.39 for the corresponding period in 2025.

BALANCE SHEET AND CASH FLOW

As of March 31, 2026, the Company had RMB4,280.7 million (US$620.6 million) in cash and cash equivalents, compared with RMB4,360.9 million as of December 31, 2025 and RMB4,075.4 million as of March 31, 2025.

Net cash inflow from the Company’s operating activities during the first quarter of 2026 was RMB212.4 million (US$30.8 million), compared with RMB253.4 million in the corresponding period in 2025, primarily attributable to changes in net income and the non-cash adjustment for equity method investments.

Net cash outflow from the Company’s investing activities during the first quarter of 2026 was RMB123.7 million (US$17.9 million), compared with a net cash inflow of RMB20.0 million in the corresponding period in 2025, primarily due to the purchase of certain time deposits with a maturity of more than three months in the first quarter of 2026.

Net cash outflow from the Company’s financing activities was RMB129.0 million (US$18.7 million) in the first quarter of 2026, compared to net cash outflow of RMB9.4 million in the corresponding period in 2025, primarily due to share repurchases in the first quarter of 2026.

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CONFERENCE CALL

The Company's senior management will host an earnings conference call to discuss its Q1 2026 Results and recent business activities. Details of the conference call are as follows:

Dial-in details：
Conference title：	Noah Holdings 1Q 2026 Earnings Conference Call
Date/Time：	Wednesday, May 27, 2026 at 8:00 p.m., U.S. Eastern Time Thursday, May 28, 2026 at 8:00 a.m., Hong Kong Time
Dial in:
– Hong Kong Toll Free:	800-963976
– United States Toll Free:	1-888-317-6003
– Mainland China Toll Free:	+86-4001-206115
– International Toll:	1-412-317-6061
Participant Password:	4079483

A telephone replay will be available starting approximately one hour after the end of the conference until June 3, 2026 at 1-855-669-9658 (US Toll Free) and 1-412-317-0088 (International Toll) with the access code 9501982.

DISCUSSION ON NON-GAAP MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation and net of tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX: 6686) is a leading and pioneer wealth management service provider offering comprehensive one-stop advisory services on global investment and asset allocation primarily for global Chinese high-net-worth investors. Noah's American depositary shares, or ADSs, are listed on the New York Stock Exchange under the symbol "NOAH," and its shares are listed on the main board of the Hong Kong Stock Exchange under the stock code "6686." One ADS represents five ordinary shares, par value $0.00005 per share.

In the first quarter of 2026, Noah distributed RMB23.3 billion (US$3.4 billion) of investment products. Through Gopher Asset Management and Olive Asset Management, Noah had assets under management of RMB140.2 billion (US$20.3 billion) as of March 31, 2026.

Founded in 2005, the firm pioneered a business model combining wealth management and asset management and has continued to build its international platform over the years. As of March 31, 2026, Noah had 468,983 registered clients. The Group reports its operations under six business segments — Domestic public securities (Noah Upright), Domestic asset management (Gopher Asset Management), Domestic insurance (Glory), Overseas wealth management (ARK Wealth Management), Overseas asset management (Olive Asset Management), and Overseas insurance and comprehensive services (Glory Family Heritage) — plus headquarters. As of March 31, 2026, Noah had established branches and service capabilities across mainland China, Hong Kong, Singapore, Japan, and key U.S. markets, including New York, Los Angeles, and Silicon Valley, reflecting its international operating footprint.

For more information, please visit Noah’s investor relations website at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the first quarter of 2026 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.8980 to US$1.00, the effective noon buying rate for March 31, 2026 as set forth in the H.10 statistical release of the Federal Reserve Board.

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SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These statements include, but are not limited to, estimates regarding the sufficiency of Noah’s cash and cash equivalents and liquidity risk. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Tel: +86-21-8035-8292

ir@noahgroup.com

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW --

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Noah Holdings Limited

Condensed Consolidated Balance Sheets

(unaudited)

	As of
	December 31, 2025	March 31, 2026	March 31, 2026
	RMB'000	RMB'000	USD'000
Assets
Current assets:
Cash and cash equivalents	4,360,918	4,280,733	620,576
Restricted cash	11,143	11,247	1,630
Short-term investments	657,563	833,752	120,869
Accounts receivable, net	420,132	334,686	48,519
Amounts due from related parties	596,800	680,951	98,717
Loans receivable, net	112,416	111,690	16,192
Other current assets	201,573	211,822	30,708
Total current assets	6,360,545	6,464,881	937,211
Long-term investments, net	1,172,012	1,160,937	168,301
Investment in affiliates	1,326,131	1,142,706	165,658
Property and equipment, net	2,356,440	2,325,755	337,164
Operating lease right-of-use assets, net	103,027	92,047	13,344
Deferred tax assets	310,287	310,049	44,948
Other non-current assets	112,492	115,565	16,753
Total Assets	11,740,934	11,611,940	1,683,379
Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	407,558	404,475	58,637
Income tax payable	147,510	146,668	21,262
Deferred revenues	54,398	58,961	8,548
Contingent liabilities	505,496	504,920	73,198
Other current liabilities	312,240	244,855	35,497
Total current liabilities	1,427,202	1,359,879	197,142
Deferred tax liabilities	263,608	261,653	37,932
Operating lease liabilities, non-current	60,344	52,475	7,607
Other non-current liabilities	6,820	6,936	1,006
Total Liabilities	1,757,974	1,680,943	243,687
Equity	9,982,960	9,930,997	1,439,692
Total Liabilities and Equity	11,740,934	11,611,940	1,683,379

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Noah Holdings Limited

Condensed Consolidated Income Statements

(unaudited)

	Three months ended
	March 31,	March 31,	March 31,
	2025	2026	2026	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	154,991	113,065	16,391	(27.1)%
Recurring service fees	151,596	147,525	21,387	(2.7)%
Performance-based income	13,986	80,585	11,682	476.2%
Other service fees	36,863	33,878	4,911	(8.1)%
Total revenues from others	357,436	375,053	54,371	4.9%
Revenues from funds Gopher/Olive manages:
One-time commissions	3,750	1,191	173	(68.2)%
Recurring service fees	244,380	234,594	34,009	(4.0)%
Performance-based income	14,529	20,074	2,910	38.2%
Total revenues from funds Gopher/Olive manages	262,659	255,859	37,092	(2.6)%
Total revenues	620,095	630,912	91,463	1.7%
Less: VAT related surcharges	(5,501)	(5,161)	(748)	(6.2)%
Net revenues	614,594	625,751	90,715	1.8%
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(122,568)	(102,462)	(14,854)	(16.4)%
Other compensations	(181,327)	(164,280)	(23,817)	(9.4)%
Total compensation and benefits	(303,895)	(266,742)	(38,671)	(12.2)%
Selling expenses	(51,072)	(36,207)	(5,249)	(29.1)%
General and administrative expenses	(64,441)	(66,835)	(9,689)	3.7%
Provision for credit losses	(2,810)	(3,170)	(460)	12.8%
Other operating expenses	(15,699)	(16,574)	(2,403)	5.6%
Government subsidies	9,331	215	31	(97.7)%
Total operating costs and expenses	(428,586)	(389,313)	(56,441)	(9.2)%
Income from operations	186,008	236,438	34,274	27.1%
Other income (expense):
Interest income	32,801	32,048	4,646	(2.3)%
Investment income (loss)	6,270	(2,011)	(292)	N.A.
Contingent litigation expenses, net	-	(2,730)	(396)	N.A.
Other expense	(3,081)	(8,528)	(1,236)	176.8%
Total other income	35,990	18,779	2,722	(47.8)%
Income before taxes and income from equity in affiliates	221,998	255,217	36,996	15.0%
Income tax expense	(60,605)	(66,660)	(9,664)	10.0%
Loss from equity in affiliates	(11,574)	(65,343)	(9,473)	464.6%
Net income	149,819	123,214	17,859	(17.8)%
Less: net income (loss) attributable to non-controlling interests	855	(1,501)	(218)	N.A.
Net income attributable to Noah shareholders	148,964	124,715	18,077	(16.3)%
Income per ADS, basic	2.13	1.81	0.26	(15.0)%
Income per ADS, diluted	2.11	1.79	0.26	(15.2)%
Margin analysis:
Operating margin	30.3%	37.8%	37.8%
Net margin	24.4%	19.7%	19.7%
Weighted average ADS equivalent [1]:
Basic	69,913,957	69,020,208	69,020,208
Diluted	70,600,397	69,819,250	69,819,250
ADS equivalent outstanding at end of period	66,508,418	65,446,158	65,446,158

[1] Assumes all outstanding ordinary shares are represented by ADSs. Five ordinary shares represent one ADS.

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Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	March 31,	March 31,	March 31,
	2025	2026	2026	Change
	RMB'000	RMB'000	USD'000
Net income	149,819	123,214	17,859	(17.8)%
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(22,834)	(58,364)	(8,461)	155.6%
Fair value fluctuation of available-for-sale Investment (after tax)	233	233	34	-
Comprehensive income	127,218	65,083	9,432	(48.8)%
Less: Comprehensive income (loss) attributable to non-controlling interests	910	(1,421)	(206)	N.A.
Comprehensive income attributable to Noah shareholders	126,308	66,504	9,638	(47.3)%

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Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended March 31, 2026
	Domestic public securities	Domestic asset management	Domestic insurance	Overseas wealth management	Overseas asset management	Overseas insurance and comprehensive services	Headquarters	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	25,733	684	1,362	54,565	7,614	23,107	-	113,065
Recurring service fees	91,475	26,029	-	13,493	16,528	-	-	147,525
Performance-based income	80,569	-	-	-	16	-	-	80,585
Other service fees	-	-	-	7,389	-	14,450	12,039	33,878
Total revenues from others	197,777	26,713	1,362	75,447	24,158	37,557	12,039	375,053
Revenues from funds Gopher/Olive manages
One-time commissions	1,021	170	-	-	-	-	-	1,191
Recurring service fees	8,375	131,000	-	28,567	66,652	-	-	234,594
Performance-based income	2,205	17,029	-	-	840	-	-	20,074
Total revenues from funds Gopher/Olive manages	11,601	148,199	-	28,567	67,492	-	-	255,859
Total revenues	209,378	174,912	1,362	104,014	91,650	37,557	12,039	630,912
Less: VAT related surcharges	(1,541)	(364)	(5)	-	-	-	(3,251)	(5,161)
Net revenues	207,837	174,548	1,357	104,014	91,650	37,557	8,788	625,751
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(30,398)	(4,728)	(508)	(51,913)	(9,879)	(5,036)	-	(102,462)
Other compensations	(7,130)	(17,001)	(2,820)	(15,947)	(19,492)	(11,215)	(90,675)	(164,280)
Total compensation and benefits	(37,528)	(21,729)	(3,328)	(67,860)	(29,371)	(16,251)	(90,675)	(266,742)
Selling expenses	(2,986)	(1,105)	(144)	(8,865)	(3,390)	(2,461)	(17,256)	(36,207)
General and administrative expenses	(15)	(955)	(1,486)	(560)	(500)	(2,013)	(61,306)	(66,835)
Reversal of (Provision for) credit losses	-	646	-	-	-	(3,476)	(340)	(3,170)
Other operating expenses	(388)	(204)	-	(1,280)	673	(8,440)	(6,935)	(16,574)
Government subsidies	6	207	2	-	-	-	-	215
Total operating costs and expenses	(40,911)	(23,140)	(4,956)	(78,565)	(32,588)	(32,641)	(176,512)	(389,313)
Income (loss) from operations	166,926	151,408	(3,599)	25,449	59,062	4,916	(167,724)	236,438

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Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended March 31, 2025
	Domestic public securities	Domestic asset management	Domestic insurance	Overseas wealth management	Overseas asset management	Overseas insurance and comprehensive services	Headquarters	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	14,034	68	6,474	105,689	5,532	23,194	-	154,991
Recurring service fees	85,803	35,392	-	9,120	21,281	-	-	151,596
Performance-based income	13,800	45	-	-	141	-	-	13,986
Other service fees	-	-	-	16,315	-	6,992	13,556	36,863
Total revenues from others	113,637	35,505	6,474	131,124	26,954	30,186	13,556	357,436
Revenues from funds Gopher/Olive manages
One-time commissions	3,336	-	-	290	124	-	-	3,750
Recurring service fees	10,669	131,673	-	30,611	71,427	-	-	244,380
Performance-based income	1,076	-	-	-	13,453	-	-	14,529
Total revenues from funds Gopher/Olive manages	15,081	131,673	-	30,901	85,004	-	-	262,659
Total revenues	128,718	167,178	6,474	162,025	111,958	30,186	13,556	620,095
Less: VAT related surcharges	(1,252)	(186)	(37)	-	-	-	(4,026)	(5,501)
Net revenues	127,466	166,992	6,437	162,025	111,958	30,186	9,530	614,594
Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(21,798)	(14,966)	(8,692)	(70,217)	(1,303)	(5,592)	-	(122,568)
Other compensations	(7,050)	(15,918)	(7,598)	(19,840)	(14,956)	(11,554)	(104,411)	(181,327)
Total compensation and benefits	(28,848)	(30,884)	(16,290)	(90,057)	(16,259)	(17,146)	(104,411)	(303,895)
Selling expenses	(3,140)	(2,044)	(3,669)	(12,857)	(5,361)	(2,606)	(21,395)	(51,072)
General and administrative expenses	(118)	(1,092)	(2,213)	(1,047)	(205)	(575)	(59,191)	(64,441)
Provision for credit losses	-	-	-	-	-	(1,600)	(1,210)	(2,810)
Other operating expenses	(410)	(2,380)	-	-	-	(5,523)	(7,386)	(15,699)
Government subsidies	40	5,309	12	-	-	-	3,970	9,331
Total operating costs and expenses	(32,476)	(31,091)	(22,160)	(103,961)	(21,825)	(27,450)	(189,623)	(428,586)
Income (loss) from operations	94,990	135,901	(15,723)	58,064	90,133	2,736	(180,093)	186,008

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Noah Holdings Limited

Supplemental Revenue Information by Geography

(unaudited)

	Three months ended
	March 31, 2025	March 31, 2026	Change
	(in thousands of RMB, except percentages)
Revenues:
Mainland China	315,927	397,691	25.9%
Hong Kong	227,148	174,242	(23.3)%
Others	77,020	58,979	(23.4)%
Total revenues	620,095	630,912	1.7%

Noah Holdings Limited

Supplemental Business Information by Product Types

(unaudited)

	Three months ended
	March 31, 2025	March 31, 2026	Change
	(in thousands of RMB, except percentages)
Mainland China:
Public securities products [1]	128,720	209,378	62.7%
Private equity products	166,769	174,912	4.9%
Insurance products	6,474	1,362	(79.0)%
Others	13,964	12,039	(13.8)%
Subtotal	315,927	397,691	25.9%

Overseas:
Investment products [2]	156,714	145,065	(7.4)%
Insurance products	115,976	59,908	(48.3)%
Online business [3]	10,495	9,378	(10.6)%
Others	20,983	18,870	(10.1)%
Subtotal	304,168	233,221	(23.3)%
Total revenues	620,095	630,912	1.7%

[1] Includes mutual funds and private secondary products.

[2] Includes non-money market mutual fund products, discretionary products, private secondary products, private equity products, real estate products and private credit products.

[3] Includes money market mutual fund products, securities brokerage business.

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Noah Holdings Limited

Supplemental Operational Information

(unaudited)

	As of
	March 31, 2025	March 31, 2026	Change
Number of registered clients	463,161	468,983	1.3%

	Three months ended
	March 31, 2025	March 31, 2026	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	8,822	10,742	21.8%
Transaction value:
Private equity products	1,461	1,189	(18.6)%
Private secondary products	6,114	8,367	36.8%
Mutual fund products	7,595	12,899	69.8%
Other products	934	864	(7.5)%
Total transaction value	16,104	23,319	44.8%

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Noah Holdings Limited

Supplemental Information of Overseas Business

(unaudited)

	Three months ended
	March 31, 2025	March 31, 2026	Change
Net Revenues from Overseas (RMB, million)	304.2	233.2	(23.3)%
Number of Overseas Registered Clients	18,207	20,373	11.9%
Number of Overseas Active Clients	3,384	3,219	(4.9)%
Transaction Value of Overseas Investment Products (RMB, billion)	8.1	8.0	(1.2)%
Number of Overseas Relationship Managers	131	132	0.8%
Overseas Assets Under Management (RMB, billion)	42.7	42.6	(0.2)%
Overseas Assets Under Advisory (RMB, billion)	65.7	66.1	0.7%

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)

	Three months ended
	March 31,	March 31,
	2025	2026	Change
	RMB’000	RMB’000
Net income attributable to Noah shareholders	148,964	124,715	(16.3)%
Adjustment for share-based compensation	24,780	11,349	(54.2)%
Less: tax effect of adjustments	4,956	2,200	(55.6)%
Adjusted net income attributable to Noah shareholders (non-GAAP)	168,788	133,864	(20.7)%

Net margin attributable to Noah shareholders	24.2%	19.9%
Non-GAAP net margin attributable to Noah shareholders	27.5%	21.4%

Net income attributable to Noah shareholders per ADS, diluted	2.11	1.79	(15.2)%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	2.39	1.92	(19.7)%

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